REVIEWED FINANCIAL STATEMENTS

# Moonshot Junior, Inc.

For the Years Ended December 31, 2020 and 2019
With Independent Accountant's Review Report

# MOONSHOT JUNIOR, INC.

## Financial Statements

For the Years Ended December 31, 2020 and 2019

## Contents

Prepared by:

**Fiona Hamza, CPA**

6604 Terrace Mill Ln, Plano, TX 75024

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

# Independent Accountant's Review Report

The Board of Directors
Moonshot Junior, Inc.

I have reviewed the accompanying financial statements of Moonshot Junior, Inc., which comprises the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

**Accountant's Conclusion**

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Fiona Hamza, CPA**



Plano, Texas
March 3, 2021

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# Moonshot Junior, Inc.

## Balance Sheets

| | December 31, 2020 | December 31, 2019 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents *(note 1)* | **$ 42,303** | $ 7,460 |
| Cash in Foreign bank account (India) | **32,545** | - |
| Accounts receivable | **3130** | 730 |
| Inventory *(note 2)* | **43,331** | 18,000 |
| Total current assets | **121,309** | 26,190 |
| | | |
| Fixed Assets *(note 2)* | | |
| Furniture and Equipment | **-** | - |
| Accumulated Depreciation | **-** | - |
| Net fixed assets | **-** | - |
| | | |
| Capitalized Curriculum, net *(note3)* | **291,468** | - |
| Deferred tax asset *(note 2)* | **82,351** | 10,374 |
| Total assets | **$ 495,128** | $ 36,564 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Trade payables | **15,429** | - |
| Accrued payroll-shareholder | **150,000** | - |
| Accrued interest | **1,068** | - |
| Loan payable to shareholder *(note 4)* | **195,515** | 68,589 |
| Current portion of long-term liabilities | **-** | - |
| Total current liabilities | **362,012** | 68,589 |
| | | |
| Long term liabilities *(note 5)* | **435,949** | - |
| Total liabilities | **797,961** | 68,589 |
| | | |
| Stockholders' (deficit) equity | | |
| Common stock, $.0001 par value, 20,000,000 shares authorized, 8,950,000 shares issued and 8,856,610 outstanding *(note 6)* | **895** | 895 |
| Paid-in Capital- Common Stock | **6,105** | 6,105 |
| Treasury stock | **(38)** | - |
| Retained deficit | **(309,795)** | (39,025) |
| Total Stockholders' deficit | **(302,833)** | (32,025) |
| Total liabilities and stockholders' equity | **$ 495,128** | $ 36,564 |

*See Independent Accountant's Review Report.*

**Moonshot Junior, Inc.**

Statements of Operations

| | December 31, 2020 | 2019 |
|---|---|---|
| Sales revenue, net | **$ 202,311** | $ 12,138 |
| Expenses: | | |
| Amortization expense | **20,702** | - |
| Advertising and marketing | **164,337** | 44 |
| Accounting services | **7,456** | - |
| Bank charges | **785** | 39 |
| Business development tools | **11,071** | - |
| Consulting expense- officer | **87,500** | - |
| Contractor expense | **-** | 1,793 |
| Course creation | **1,226** | - |
| Donation | **401** | - |
| Dues and subscriptions | **9,708** | 899 |
| Legal and professional | **6,139** | 28,000 |
| Office expenses | **19,322** | 1,796 |
| Business Supplies | **96,324** | - |
| Recruitment/ referral fees | **24,726** | - |
| Research and development | **57,820** | - |
| Shipping expenses | **28,684** | 704 |
| Transaction / merchant fees | **5,955** | - |
| Taxes and licenses | **1,839** | - |
| Total operating expenses | **543,995** | 61,537 |
| **Operating Loss before interest and taxes** | **(341,684)** | (49,399) |
| **Other income/ (expenses)** | | |
| Interest expense | **(1,069)** | - |
| Interest income | **6** | - |
| Total other expenses | **(1,063)** | **-** |
| **Net loss before taxes** | **(342,747)** | (49,399) |
| **Income tax benefit** | **71,977** | 10,374 |
| **Net loss** | **$ (270,770)** | $ (39,025) |

*See Independent Accountant's Review Report.*

## Moonshot Junior, Inc.

Statements of Changes in Stockholders' Equity

| | Common stock par value $.0001 | Common stock Paid-in Capital | Treasury stock | Retained Deficit | Total |
|---|---|---|---|---|---|
| **Balance at November 12, 2019 (date of inception)** | **$ -** | **$ -** | | **$ -** | **$ -** |
| Plus: Stockholders' Contributions | 895 | 6,105 | | - | 7,000 |
| Less: Net Loss | - | - | | (39,025) | (39,025) |
| **Balance at December 31, 2019** | **$ 895** | **$ 6,105** | **$ -** | **$ (39,025)** | **$ (32,025)** |
| Plus: Stockholders' Contributions | - | - | - | - | - |
| Treasury stock | - | - | (38) | - | (38) |
| Less: Net Loss | - | - | - | (270,770) | (270,770 |
| **Balance at December 31, 2020** | **$ 895** | **$ 6,105** | **(38)** | **$ (309,795)** | **$ (302,833)** |

*See Independent Accountant's Review Report.*

## Moonshot Junior, Inc.

Statements of Cash Flows

| | December 31, 2020 | December 31, 2019 |
|---|---|---|
| **Operating activities** | | |
| Net Loss | **$ (270,770)** | $ (39,025) |
| Add: Amortization expense | **20,702** | - |
| Less: deferred tax benefit | **(71,977)** | (10,374) |
| (Increase) decrease in accounts receivable | **(2,400)** | (730) |
| (Increase) decrease in inventory | **(25,331)** | (18,000) |
| Increase (decrease) in accrued interest | **1,068** | - |
| Increase (decrease) in trade payables | **15,429** | - |
| Increase (decrease) in accrued payroll | **150,000** | - |
| Net cash used by operating activities | **(183,279)** | (68,129) |
| | | |
| **Investing activities** | | |
| Capitalized Curriculum | **(312,170)** | - |
| Net cash used in investing activities | **(312,170)** | - |
| | | |
| **Financing activities** | | |
| Loans from shareholders | **126,926** | 68,589 |
| Purchase of treasury stock | **(38)** | - |
| Proceeds from financing | **435,949** | - |
| Proceeds from Common stock issuance | **-** | 7,000 |
| Net cash provided by financing activities | **562,837** | 75,589 |
| | | |
| Net increase in cash and cash equivalents *(note 1)* | **67,388** | 7,460 |
| Cash and cash equivalents at beginning of year | **7,460** | - |
| Cash and cash equivalents at end of year | **$ 74,848** | $ 7,460 |

**Supplemental disclosures of cash flow information:**

| | 2020 | 2019 |
|---|---|---|
| Cash paid for interest | **$ -** | **$ -** |
| Cash paid for income taxes | **$ -** | **$ -** |

*See Independent Accountant's Review Report.*

# Moonshot Junior, Inc.
# Notes to Financial Statements
### December 31, 2020

## 1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Moonshot Junior, Inc., (the Company), was incorporated on November 12, 2019 in the State of Delaware. The financial statements of Moonshot Junior, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California. In addition, in 2020, an Indian subsidiary was created which became operational in 2021, accordingly, the consolidated financials were not prepared.

The Company is a Silicon Valley-based startup, that is remodeling the concept of empowering today's builders and innovators and turning them into tomorrow's professionals and entrepreneurs. The Company's cutting-edge platform and products strive to uncover and nurture the STEAM skills in children. The platform is an overlay around the ideas, projects, and products straight out of the creative minds of children between 7-17 years, with some guidance from subject-matter experts where necessary. The Company take pride in helping any kid who has questions, ideas, and above all, curiosity, for building anything. Kids interact, ideate, learn and work closely with the Company until their products are launched on our platform. These products are widely loved and purchased by other parents and children for education and inspiration, thus furthering the circle of innovation by young minds.

**Risks *and Uncertainties***

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, competition from large companies entering the market. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to largely operate with funding from founders, and its Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

*See Independent Accountant's Review Report.*

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

*Accounting Method*

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

*Cash and Cash Equivalents*

Cash consists primarily of cash in bank and in overnight money market funds.

*Property and Equipment*

Property and equipment are recorded at cost. Depreciation is computed using a mid-month straight line method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years. Items less than thousand dollars are expensed.

*Inventories*

Inventories are stated at lower of cost or net realizable value. Inventories are reviewed on a periodic basis for identification and write off of slow moving, obsolete and impaired inventory. There is inventory of $2,000 and $43,331 as of December 31, 2020, and 2019, respectively.

*Income Taxes*

The Company files income tax returns for U.S. federal income tax purposes and in the state of Delaware. All income tax returns filed by the Company are subject to examination by taxing authorities.

The Company has approximately $693,071 of federal net operating loss (NOL) carryforwards that may be used to offset future taxable income. A portion of the carryforwards will expire beginning in 2039.

| | 2020 | 2019 | Total |
|---|---|---|---|
| NOL Carryover | **$ 342,747** | $ 49,399 | $ 693,071 |
| Taxes related to NOL | **$ 71,977** | $ 10,374 | $ 82,351 |
| Deferred tax asset | **$ 82,351** | $ 10,374 | - |

**3). Capitalized Curriculum**

In 2020, Moonshot has built hardware kits, pre-recorded videos, online library and other material for robotics & home automation stream for middle schoolers. Amortization is computed using a mid-month straight line method over the estimated useful live of four years.

**4). Shareholders' Loan Payable**

From time-to-time, the Company's founding members advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

**5). Notes Payable-Long-term**

Notes Payables at December 31, 2020 and 2019, are comprised of the following:

| | December 31, | |
|---|---|---|
| | 2020 | 2019 |
| SBA Loan (EIDL) 3.75%, due 05/29/2050 (1) | **8,000** | - |
| Simple Agreement for Future Equity (SAFE) (2) | **280,220** | - |
| Future Equity obligations – Crowdfunding (3) | **113,182** | - |
| Convertible promissory notes, 5%, due 12/31/2023 (4) | **24,547** | |
| Sunil Ranka, 7%, due 02/11/2023 | **10,000** | - |
| Total obligations | **435,949** | - |
| Less current portion of long-term obligations | **-** | - |
| Total long-term obligations | **$ 435,949** | $ - |

*See Independent Accountant's Review Report.*

(1) Economic Injury Disaster Loan Program (EIDL)

On May 29, 2020, the Company received loan proceeds of $8,000 under the EIDL program from the U.S. Small Business Administration. The loan is payable in monthly installments of $35 and accrues interest at the rate of 3.75% per annum. Payments will begin 12 months from the date of the loan and will be due in 30 years from the date of the loan.

(2) Simple Agreement for Future Equity (SAFE) If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

**Liquidity Event and Dissolution Event:** If there is a Liquidity or dissolution Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity or dissolution Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

(3) Future Equity Obligations The restricted non-voting securities were issued via crowdfunding in August 2020. These securities will not earn dividend. In exchange for the payment, the Company issues to the investors the right to certain shares of the Company's capital stock. The "Valuation Cap" is $8,000,000. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to restrictions) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option

(4) Convertible notes details are as follow:

**Automatic Conversion**. In the event the Company closes a Qualified Financing on or prior to the Maturity Date, all of the principal and accrued interest then outstanding under the Note shall be automatically converted into shares of preferred stock issued in the Qualified Financing at the

closing thereof, and such shares have the same terms and conditions as those given to the investors in the Qualified Financing. The number of shares issued upon conversion shall be equal to the Obligations divided by the lower of (i) the Discount Price and (ii) the Conversion Price.

**Optional Conversion**. In the event the Company closes a Qualified Financing after the Maturity Date, at the option of the Holder, all of the principal and accrued interest then outstanding under the Note may be converted into shares of preferred stock issued in the Qualified Financing at the closing thereof, and such shares have the same terms and conditions as those given to the investors in the Qualified Financing. The number of shares issued upon conversion shall be equal to the Obligations divided by the lower of (i) the Discount Price and (ii) the Conversion Price.

## 6. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow, each share of Class A Common Stock is entitled to one vote.

## 7. Stock Option Plan

On December 13, 2019, the Company granted to each shareholders an option to purchase the Company's stock at $0.01 per share, which is equal to the estimated fair value of the stock on the date of grant. The options vest four years from the date of grant and are exercisable from then through a period of 4 years from the date of grant. Using the FAS123R, the average term of the options will be five years. The Company accounts for any forfeitures or cancellation of options when they occur. The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

| | **2020** | **2019** | **Total Options** |
|---|---|---|---|
| Granted | **881,000** | **631,500** | **1,512,500** |
| Exercised | **-** | **-** | **-** |
| Expired/ (Cancelled) | **175,000** | **175,000** | **350,000** |
| Total options outstanding | **706,000** | **456,500** | **1,162,500** |

*See Independent Accountant's Review Report.*

Stock based compensation expense for the year ended December 31, 2020 and 2019 is nil due to immateriality.

## 8. Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist of third-party product design consultants and contractors. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

We've already built (in 2020) hardware kits, pre-recorded videos and other material for robotics & home automation stream for middle schoolers and we plan to expand to high schoolers. In addition, we will add curriculum for additional streams such as IoTs, game development, app development, AIs and more.

## 9. Commitments and Contingencies

As of the date of issuance of financials March 3, 2021, the company has no commitments or contingencies.

## 10. Going Concern

This is the Company's first full year of operations and because of Covid-19, there was higher demand of virtual education, accordingly, they continue to grow its customer base, develop its sales force and enhance its marketing capabilities. Company's online platform can teach 100s of student simultaneously and is ready. Development of their website was completed in 2020 and accordingly maintenance of website expense should be minimal in future years. Management is of the opinion that going concern is not an issue.

## 11. Subsequent Events

Management has evaluated subsequent events through March 3, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.